SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.

(Name of Subject Company)
DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.
ITEM 9. EXHIBITS.
SIGNATURE
Letter to Unit Holder of the Partnership

SCHEDULE 14D-9
     Davidson Diversified Real Estate II, L.P. hereby amends and supplements its Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2008, with respect to a tender offer by MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; Steven Gold; MP Value Fund 7, LLC; MPF DeWaay Fund 6, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 138 units of limited partnership interest (the “Units”) in Davidson Diversified Real Estate II, L.P., at a price of $8,400 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between June 12, 2008 and July 16, 2008 or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of June 12, 2008 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the SEC on June 12, 2008, and amended on July 1, 2008.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of July 1, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 9. EXHIBITS.
(a)(1)	Letter to Unit Holders of the Partnership, dated as of June 24, 2008.*

(a)(2)	Letter to Unit Holder of the Partnership, dated July 1, 2008.

(e)	Not applicable.

(g)	Not applicable.

*	Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.
By:	DAVIDSON DIVERSIFIED PROPERTIES, INC., its Managing General Partner

/s/ Martha L. Long
Martha L. Long
Senior Vice President

Dated: July 1, 2008

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